UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 333-259881

KANDI TECHNOLOGIES GROUP, INC
(Translation of registrant’s name into English)

Jinhua New Energy Vehicle Town

Jinhua, Zhejiang Province

People’s Republic of China, 321016
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Kandi Technologies Group, Inc., a British Virgin Islands company (the “Company”), furnishes under the cover of Form 6-K the following:

Exhibit No.	Description of Exhibit
99.1	Press Release dated May 8, 2026, announcing Receipt of Nasdaq Notification regarding Minimum Bid Price Compliance Deficiency.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2026	Kandi Technologies Group, Inc.

	By:	/s/ Feng Chen
	Name:	Feng Chen
	Title:	Chief Executive Officer

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